Exhibit 99.2

SOL-GEL TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2024

SOL-GEL TECHNOLOGIES LTD.

UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2024

_______________________________
_____________________________________________
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The amounts are stated in U.S. dollars in thousands, except share and per share data

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	December 31,	June 30,
	2023	2024
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$7,513	$11,549
Bank deposits	10,012	4,012
Marketable securities	20,471	14,912
Accounts receivables	377	6,059
Prepaid expenses and other current assets	2,794	1,750
TOTAL CURRENT ASSETS	41,167	38,282

NON-CURRENT ASSETS:
Restricted long-term deposits and cash equivalents	1,284	1,273
Property and equipment, net	434	305
Operating lease right-of-use assets	1,721	1,507
Other long-term assets	55	34
Funds in respect of employee rights upon retirement	626	604
TOTAL NON-CURRENT ASSETS	4,120	3,723
TOTAL ASSETS	$45,287	$42,005
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	$154	$679
Other accounts payable	3,921	4,147
Current maturities of operating leases	447	376
TOTAL CURRENT LIABILITIES	4,522	5,202

LONG-TERM LIABILITIES
Operating leases liabilities	1,206	1,018
Liability for employee rights upon retirement	915	883
TOTAL LONG-TERM LIABILITIES	2,121	1,901
TOTAL LIABILITIES	6,643	7,103

SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.1 par value – authorized: 50,000,000 as of December 31, 2023 and June 30, 2024; issued and outstanding: 27,857,620 as of December 31, 2023 and June 30, 2024.	774	774
Additional paid-in capital	258,173	258,799
Accumulated deficit	(220,303)	(224,671)
TOTAL SHAREHOLDERS' EQUITY	38,644	34,902
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$45,287	$42,005

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2023	2024	2023	2024
REVENUE	$894	$5,899	$594	$5,433
RESEARCH AND DEVELOPMENT EXPENSES	14,698	7,783	5,312	2,438
GENERAL AND ADMINISTRATIVE EXPENSES	3,786	3,203	1,809	1,371
OPERATING INCOME (LOSS)	$(17,590)	$(5,087)	$(6,527)	$1,624
FINANCIAL INCOME, net	899	719	557	352
NET INCOME (LOSS) FOR THE PERIOD	$(16,691)	$(4,368)	$(5,970)	$1,976
BASIC AND DILUTED EARNINGS (LOSS) PER ORDINARY SHARE	$(0.63)	$(0.16)	$(0.22)	$0.07
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	26,306,484	27,857,620	27,660,326	27,857,620

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF JANUARY 1, 2023	23,129,469	638	234,640	(193,065)	42,213
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2023:
Loss for the period				(16,691)	(16,691)
Issuance of shares and warrants through public offering, net of issuance costs	2,560,000	74	11,468		11,542
Issuance of shares and warrants through private placement from the controlling shareholder	2,000,000	56	9,944		10,000
Exercise of options	116,485	3	177		180
Share-based compensation			1,052		1,052
BALANCE AT JUNE 30, 2023	27,805,954	771	257,281	(209,756)	48,296

BALANCE AS OF JANUARY 1, 2024	27,857,620	774	258,173	(220,303)	38,644
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2024:
Loss for the period	-	-		(4,368)	(4,368)
Share-based compensation	-	-	626		626
BALANCE AT JUNE 30, 2024	27,857,620	774	258,799	(224,671)	34,902

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF APRIL 1, 2023	25,702,237	712	246,678	(203,786)	43,604
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2023:
Loss for the period				(5,970)	(5,970)
Issuance of shares and warrants through private placement from the controlling shareholder	2,000,000	56	9,944		10,000
Exercise of options	103,717	3	161		164
Share-based compensation			498		498
BALANCE AT JUNE 30, 2023	27,805,954	771	257,281	(209,756)	48,296

BALANCE AS OF APRIL 1, 2024	27,857,620	774	258,524	(226,647)	32,651
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2024:
Income for the period	-	-		1,976	1,976
Share-based compensation	-	-	275		275
BALANCE AT JUNE 30, 2024	27,857,620	774	258,799	(224,671)	34,902

* less than $1 thousand.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30
	2023	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	$(16,691)	$(4,368)
Adjustments required to reconcile loss to net cash used in operating activities:
Depreciation	185	125
Changes in accrued liability for employee rights upon retirement, net	9	(10)
Share-based compensation expenses	1,052	626
Financial expenses (income), net	(1)	(2)
Net changes in operating leases	(36)	(45)
Changes in fair value of marketable securities	(66)	(87)
Changes in operating asset and liabilities:
Receivables from collaborative and licensing arrangements	5,653	-
Accounts receivables	-	(5,682)
Prepaid expenses and other current assets	(1,063)	1,065
Accounts payable, accrued expenses and other	2,623	751
Net cash used in operating activities	(8,335)	(7,627)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(94)	-
Proceeds from sale of property and equipment	-	4
Investment in marketable securities	(17,114)	-
Proceeds from sales and maturity of marketable securities	7,995	5,646
Short-term deposits	(1,000)	6,000
Long-term deposits	12	821
Net cash provided by (used in) investing activities	(10,201)	12,471
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options	180	-
Proceeds from issuance of shares and warrants through placement from the controlling shareholder	10,000	-
Proceeds from issuance of shares and warrants through public offering, net of issuance costs	11,542	-
Net cash provided by financing activities	21,722	-
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	1	2
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND CASH EQUIVALENTS	3,187	4,846
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	13,598	7,863
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$16,785	$12,709
Cash and Cash equivalents	15,618	11,549
Restricted cash	1,167	1,160
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	16,785	12,709
SUPPLEMENTARY DISCLOSURE OF NON-CASH ACTIVITIES:
Recognition of new operating lease ROU and liabilities	$190	-
SUPPLEMENTARY INFORMATION:
Interest received	$590	$1,121

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

Sol-Gel Technologies Ltd. (collectively with its U.S. subsidiary, the Company) is an Israeli Company incorporated in 1997.

The Company is an innovative dermatology company with a successful track record of two NDA approvals and advanced orphan drugs pipeline. The Company has two approved drugs: (i) Twyneo®, which was developed for the treatment of acne vulgaris and received marketing authorization by the U.S. Food and Durg Administration (the "FDA") on July 27, 2021 and (ii) Epsolay®, a treatment for subtype II rosacea that received marketing authorization by the FDA on April 25, 2022. In June 2021, the Company entered into two exclusive license agreements with Galderma for the commercialization of Twyneo® and Epsolay® in the United States, see Note 6a. On April 14, 2022, the Company announced that Twyneo® is available for purchase by consumers who obtain a prescription from their physician. On June 2, 2022, the Company announced that Epsolay® is available for purchase by consumers who obtain a prescription from their physician. In addition to the novel products, the Company’s products included the approved generic products Acyclovir, Ivermectin and other generic product candidates. In November 2021, the Company entered into an agreement with Padagis, to sell its rights in relation to ten generic collaborative agreements between the parties, including the agreements for the two aforementioned approved generic drug products. Under the new agreement, the Company has retained collaboration rights to two generic programs related to four generic drug candidates, see note 5c.

On January 27, 2023 the Company entered into an asset purchase agreement ("APA") with PellePharm, Inc. (hereafter-“PellePharm”), pursuant to which the Company agreed to purchase all of the assets related to the topically-applied patidegib, a hedgehog signaling pathway blocker, for the treatment of Gorlin syndrome (such compound designated as investigational compound SGT-610). On January 30, 2023, upon closing of the transaction, the Company paid an upfront payment (hereafter- "upfront payment") of $4 million to PellePharm. The Company is required to pay an additional amount of $0.7 million, subject to the terms as defined in the APA, 15 months from the closing date. In addition, the Company will be required to pay total development and NDA acceptance milestones of up to $6 million, and up to $64 million in commercial milestones which amount increases to $89 million when sales exceed $500 million as well as single digit royalties which increase to double digit royalties when sales exceed $500 million. During March 2024 the first developement milestone event has completed and the Company recorded an amount of $500 as clinical expenses.

The upfront payment and the additional development milestone payments under the APA represent payments for research and development in-process ("IPR&D") acquired as part of an asset purchase, which has not reached technological feasibility and has no alternative future use. Accordingly, such payments were expensed as incurred and recognized as research and development expenses.

On May 15, 2024, the Company and Shenzhen Beimei Pharmaceutical Co. Ltd. ("Beimei"), entered into an asset purchase agreement, For further details, see Note 6c.

The Company has a wholly owned U.S. subsidiary - Sol-Gel Technologies Inc. (the "Subsidiary"). The Subsidiary supports the Company with regards to marketing, regulatory affairs and business development relating to its products and technology in the U.S.

In October 2023, Hamas terrorists infiltrated Israel’s southern border and launched a series of attacks against Israel. Following these attacks, Israel’s security cabinet declared war against Hamas and initiated a military campaign. As of the issuance date of this report, there was no material impact on the Company's ongoing operations in Israel. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employee

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)
NOTE 1 - NATURE OF OPERATIONS (continued):

Risk and Uncertainties

Since incorporation through June 30, 2024, the Company has an accumulated deficit of $224,671 and its activities have been funded mainly by its shareholders, collaboration revenues and license agreements, see also Notes 5 and 6. The Company expects to continue to incur significant research and development and other costs related to its ongoing operations.

Management expects that the Company's cash and cash equivalents, deposits and marketable securities as of June 30, 2024 will allow the Company to fund its operating plan through at least the next 12 months from the financial statement issuance date.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

a.
Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial statements. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s consolidated financial position as of June 30, 2024, the consolidated results of operations and the statements of changes in shareholders' equity for the six month periods ended June 30, 2024 and 2023 and the statements of cash flows for the six month period ended June 30, 2024 and 2023.

The consolidated results for the six month period ended June 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2023. The comparative balance sheet at December 31, 2023 has been derived from the audited financial statements at that date but does not include all disclosures required by U.S. GAAP.

Earnings (Loss) per share

Basic earnings (loss) per share is computed on the basis of the net earnings (loss) for the period divided by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is based upon the weighted average number of ordinary shares and of potential ordinary shares outstanding when dilutive. Potential ordinary shares include outstanding stock options and warrants, which are included under the treasury stock method when dilutive.

The calculation of diluted earnings per share, does not include 6,501,769 options and warrants for the three months ended June 30, 2024 as they are out of the money and therefore, their effect would be anti-dilutive.

The calculation of diluted loss per share does not include 6,993,858 options and warrants for the six months ended June 30, 2024 and 5,961,999 and 7,120,463 options and warrants for the six and the three months ended June 30, 2023, respectively, because the effect would be anti-dilutive.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)
NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

b.
Recently issued accounting pronouncements, not yet adopted

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures required under ASC 280. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements and related disclosures.

NOTE 3 - MARKETABLE SECURITIES:

The following table sets forth the Company’s marketable securities for the indicated periods:

	December 31,	June 30,
	2023	2024
Level 2 securities:
U.S government and agency bonds	2,583	1,612
Other foreign government bonds	1,946	1,974
Corporate bonds*	15,942	11,326
Total	20,471	14,912

* Investments in Corporate bonds rated A or higher.

The Company elected the fair value option to measure and recognize its investments in debt securities in accordance with ASC 825, Financial Instruments as the Company manages its portfolio and evaluates the performance on a fair value basis.

The Company’s debt securities are classified within Level 2 because it uses quoted market prices or alternative pricing sources and models utilizing market observable inputs to determine their fair value.

The table below sets forth a summary of the changes in the fair value of the Company’s marketable securities for the indicated periods:

	Marketable securities
	For the year ended	For the six months
	December 31, 2023	ended June 30, 2024

Balance at beginning of the period	$8,678	$20,471
Additions	23,164	-
Sale or maturity	(11,807)	(5,646)
Changes in fair value during the period	436	87
Balance at end of the period	$20,471	$14,912

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)
NOTE 3 - MARKETABLE SECURITIES (continued):

As of June 30, 2024, the Company’s debt securities had the following maturity dates:

Market value
June 30,
2024
Due within one year	$14,912

The fair value of bank deposits approximates their carrying value, since they bear interest at rates close to the prevailing market rates. In addition, due to the short-term nature and/or low-risk nature of the Company's cash and cash equivalents, restricted cash equivalents, accounts receivable, accounts payable and other payables , their carrying amounts approximates their fair value

NOTE 4 -  REVENUE:

The following table sets forth the Company’s revenues for the indicated periods:

	Six months ended June 30		Three months ended June 30
	2023	2024	2023	2024
Royalties revenue	$514	$1,056	$214	$612
Sale of IP and license revenue	380	4,800	380	4,800
Support services	-	43	-	21
Total revenue	$894	$5,899	$594	$5,433

NOTE 5 - COLLABORATION AGREEMENTS:

a.
In 2007, the Company granted rights to a third party for use and commercialization of a product for skin protection. Under this agreement, the Company is entitled to royalties during the years 2016 to 2024. Based on current sales, royalties are not material.

b.
In 2016 through 2020, the Company entered into several collaboration agreements mainly with one third party (the "Partner") for the development, manufacturing and commercialization of several product candidates (including an agreement assumed by the Company in August 2018, following the transfer of an in-process research and development product candidate from a related party).

c.
Under the agreements, the Partner is obligated to conduct regulatory, scientific, clinical and technical activities necessary to develop the products and prepare and file an abbreviated new drug application ("ANDA"), with the FDA and gain regulatory approval. The Company participates in the development of the product candidates, including participation in joint steering committees and is obligated for sourcing the active pharmaceutical ingredient (API) during the development phase.

Upon FDA approval, the Partner has exclusive rights and is required to use diligent efforts to commercialize these products in territories defined under the agreements, including all required sales, marketing and distributing activities associated with the agreements. The Company is entitled to a share of the Partner's gross profits related to the sale of the products, as such term is defined in each of the agreements.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)
NOTE 5 - COLLABORATION AGREEMENTS (continued):

These Agreements are considered to be within the scope of ASC 808, as the parties are active participants and exposed to the risks and rewards of the collaborative activity. The Company recognizes collaboration revenues when the related sales occur.

In November 2021, the Company entered into a new agreement ("New Agreement") with the Partner, to sell its rights to the Partner in relation to ten generic collaborative agreements between the parties in consideration of $21,500 which was paid over 24 months. Under the New Agreement, the Company has retained collaboration rights to two generic programs related to four generic drug candidates, and is no longer entitled to receive its share in profit as detailed above.

In addition, the Company ceased paying any outstanding and future operational costs related to these collaborative agreements.

In August 15, 2024 the Company entered into a Termination Agreement with the Partner, For further details, see note 9.

NOTE 6 - AGREEMENTS:

a.
In June 2021, the Company entered into two exclusive license agreements with Galderma for the commercialization of two of the Company's most advanced investigational drug products (Twyneo® and Epsolay®) in the United States. The Company was entitled to amounts of up to $7.5 million per product in upfront payments and regulatory approval milestone payments assuming 2021 approval of each respective product. The Company is also eligible to receive tiered double-digit royalties ranging from mid-teen to high-teen percentage of net sales as well as up to $9 million in sales milestone payments.

According to the agreement, the Company has an option to regain commercialization rights five years following first commercialization.

On April 14, 2022, the Company announced that Twyneo® is available for purchase by consumers who obtain a prescription from their physician, See note 1. On June 2, 2022, the Company announced that Epsolay® is available for purchase by consumers who obtain a prescription from their physician, See also note 1. The Company recognized $723 and $466 during the six-month periods ended June 30, 2024 and 2023, respectively, as royalty revenue in respect of the license agreement for both products.

b.
On June 6, 2023, the Company and Searchlight Pharma Inc. (“Searchlight”), a private Canadian specialty pharmaceutical company, signed on an exclusive license agreements for Twyneo® and Epsolay® for the Canadian market, over a fifteen-year term that is renewable for subsequent five-year periods. Searchlight will be responsible for obtaining and maintaining any regulatory approvals required to market and sell the drugs in Canada, with support from the Company.

Under the agreement, the Company will receive up to $11 million in upfront payments and regulatory and sales milestones for both drugs, combined. In addition, the Company will be entitled to royalty percentages of all Canadian net sales ranging from low-double-digits to high teens.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)
NOTE 6 - AGREEMENTS (continued):

In June 2023, the Company received $500 as an upfront payment in connection with the license agreement and related support provided to Searchlight for obtaining the regulatory approval in the Canadian market. The Company is also required to support Searchlight during such period if needed based on agreed upon rates. The Company has identified two performance obligations in the license agreement as follows: (i) the license to market the products in Canada; and (ii) continuing support during the regulatory approval process.

For the six-month period ended June 30, 2024, the Company recognized a total amount of $42 for continuing support. The remaining outstanding contract liability in respect of the support services, is, as of June 30, 2024 $78 .

c.
On May 15, 2024, the Company and Beimei, a private Chinese company, signed an agreement for the purchase and license by Beimei of certain rights in the intellectual property ("IP") related to Twyneo, for the treatment of acne vulgaris, in the mainland of China, Hong Kong, Macau, Taiwan and Israel.

Under the terms of the agreement, Beimei will purchase and license from the Company the IP in these territories. The Company is also required to support Beimei to a certain extent during the period until obtaining regulatory approval. The Company may provide further support services to Beimei, if needed, based on agreed upon rates. In return, Sol-Gel is to receive payments of up to $10 million (including amounts contingent on achieving certain milestones) and up to $5 million as royalty payments on net sales.

The Company has identified multiple performance obligations in the agreement. Revenue from sale and license of IP is recognized at a point in time, upon transfer of control over the license and the IP to Beimei. Support services are recognized over time as the services are performed.

For the six-month period ended June 30, 2024, the Company recognized revenue for a total amount of $4.8 million. This amount does not include variable consideration that was determined to be constrained (not probable that would not result in a significant reversal). In addition, the Company recorded $200 as a contract liability in respect of the support services.

In July 2024, the Company received $2 million as the first payment in connection with the agreement.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 7 - SHARE BASED COMPENSATION:

During the six months ended June 30, 2024, the Company granted 300,000 options to Directors as follows:

In January 2024, the board of directors approved and recommended the Company's shareholders to approve a grant of 300,000 options to the Company's Directors to purchase ordinary shares at an exercise price of $1.2 per share. The Company's shareholders approved the grant in February 28, 2024.

The options vest over a period of 3 years; one third of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following two years. The options expire on the tenth anniversary of their grant date.

The fair value of options granted in 2024 was $207. The underlying data used for computing the fair value of the options are as follows:

2024
Value of one ordinary share	$1.2
Dividend yield	0%
Expected volatility	72%
Risk-free interest rate	4.8%
Expected term	4 years

NOTE 8 - RELATED PARTIES:

a.	Related parties include the controlling shareholder and companies under his control, the board of directors and the executive officers of the Company.

b.	As to options granted to directors and executive officers, see note 7.

NOTE 9 – SUBSEQUENT EVENT

In August 15, 2024, the Company entered into a Termination Agreement ("the Agreement") with the Partner. The purpose of the Agreement is to terminate the Development, Manufacturing and Commercialization Agreement dated June 28, 2020, and to sell its rights to the Partner in relation to Roflumilast cream and Roflumilast foam. As consideration for the Agreement between the parties, the Partner will pay to the Company $4,250, which will paid in quarterly installments during 24 months. In addition, in the end of each quarter for five years as of the Launch Date (the date of first commercial sale of the Product in the Territory by the Partner or its Affiliates pursuant to the ANDA), the Partner shall pay Sol-Gel 2% royalties of the Partner’s Gross Profits for that Product.